UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number            001-14905

Precision Castparts Corp.

401(k) Retirement Savings Plan

4650 SW Macadam Avenue

Portland, Oregon 97239

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEAR ENDED DECEMBER 31, 2018
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018:	10
Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)	11
Form 5500, Schedule H, Part IV, Question 4a-Schedule of Delinquent Participant Contributions	12
SIGNATURE	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Precision Castparts Corp. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Precision Castparts Corp. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2018, and (2) delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Portland, Oregon

June 14, 2019

We have served as the auditor of the Plan since 2010.

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Participant directed investments, at fair value (Note 3)	$1,594,609,003	$1,684,910,698
Receivables:
Notes receivable from participants	54,100,328	51,100,479
Transfers from plan mergers, net (Note 1)	—	3,385,936
Participant contributions	245,209	1,203,626
Employer contributions	8,874,272	8,415,234

Total receivables	63,219,809	64,105,275

Total assets	1,657,828,812	1,749,015,973

LIABILITIES:
Accrued expenses	397,615	347,093

NET ASSETS AVAILABLE FOR BENEFITS	$1,657,431,197	$1,748,668,880

See notes to the financial statements

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

2018
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(100,238,349)
Interest and dividends	17,336,432

Net investment income (loss)	(82,901,917)
Interest income on notes receivable from participants	3,043,662
Contributions:
Participant	91,226,367
Employer	45,398,006
Rollovers	11,416,600

Total contributions	148,040,973

Total additions	68,182,718
DEDUCTIONS:
Benefits paid to participants	158,404,083
Administrative expenses	1,536,152

Total deductions	159,940,235
NET DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(91,757,517)
Transfers from plan mergers, net (Note 1)	519,834

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(91,237,683)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,748,668,880

End of year	$1,657,431,197

See notes to the financial statements

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017, AND

FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the Precision Castparts Corp. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions. Precision Castparts Corp. (the “Plan Sponsor”) is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”).

General-The Plan is a defined contribution retirement plan and was established on July 1, 1991. Employees of Precision Castparts Corp. and certain subsidiaries (the “Company” or “PCC”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee-Fidelity Management Trust Company (“Fidelity”) is the Plan’s trustee and holds all investments of the Plan.

Plan Mergers and Transfers-On January 12, 2018, as a result of a Company acquisition, the Schulz USA portion of the HR&P Solutions, Inc. 401(k) Salary Reduction Plan and Trust was spun off and its assets in the amount of $519,834 were transferred into the Plan.

On December 31, 2017, the Schulz Xtruded Products, LP Retirement Savings Plan transferred their assets as they merged into the Plan, but the funds were not received until 2018. Therefore, a transfer receivable of $3,385,936 was recorded as of December 31, 2017.

Plan Amendments-The Plan was amended at the end of 2017 to add auto enrollment as the plan’s default option, to provide for the plan merger and account transfer associated with Schulz Xtruded Products, LP Retirement Savings Plan, to provide for the spin-off and transfer of the Schulz U.S.A. portion of the HR&P Solutions, Inc. 401(k) Salary Reduction Plan and Trust, and to provide prior service credit for employees of Innovative Coatings Technology Corporation who joined the Plan as of January 1, 2018.

The Plan was amended during 2018 to modify the benefit provided upon disability so that accelerated vesting is no longer provided. The plan was also amended to accelerate vesting for employees of AAA Aircraft Supply, LLC upon the sale of that business.

The Plan was further amended during 2018 to give past service credit to employees of Mold Masters, AKN and Helfer Enterprises and allowed participants to take partial withdrawals rather than requiring all distributions to be made in a lump sum.

Contributions-Each year, participants may contribute up to 75% of pretax annual compensation, and up to 100% of bonuses, as defined by the Plan, up to the maximum allowable by the Internal Revenue Service (“IRS”), which was $18,500 and $18,000 for the years ended December 31, 2018 and 2017, respectively. Participants may also rollover amounts representing distributions from other qualified defined contribution plans. Participants in the Plan are eligible for employer matching contributions ranging from 0%-100% of elective contributions up to 1.5%-10% of the participant’s pay. Some participants are also eligible for an employer profit-sharing match of 1.5%-6% of eligible compensation. The range of contributions is based on the rates credited in various historical plans. The matching period may be one pay period or one calendar quarter. Participants age 50 and older may contribute up to $6,000 in catch-up contributions annually. New employees are automatically enrolled in the Plan at 3% for pretax deferrals, increasing automatically by 1% per year up to a maximum of 7%, unless other percentages are elected in the electing location’s Business Unit Participation Statement.

Vesting-Participants are immediately vested in their contributions plus actual earnings or losses thereon. Most Plan participants that are eligible for employer matching contributions will be one-third vested after one year of service, two-thirds vested after two years of service, and fully vested after three years of service; however, the employer matching contributions made for employees of some business units vest immediately or as provided for in the participant’s collective bargaining agreement.

Forfeitures-Forfeitures of non-vested Company contributions are used to fund future Company matching contributions. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan agreement, the account will be reinstated. At December 31, 2018 and 2017, forfeited non-vested accounts were not significant. During 2018, employer contributions were reduced by $2,197,970 from forfeited non-vested accounts.

Participant Accounts-Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, if any, and Plan earnings (losses). The allocation of Plan earnings is based on participant’s account balances. Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a Parent company stock fund, 8 mutual funds, and 17 common collective trust investment options for participants.

Notes Receivable from Participants-Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. A participant may have no more than two loans outstanding at one time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes fund. Loan terms are limited to five years, unless the funds are used to acquire the principal residence of the participant, in which loan terms are limited to fifteen years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with interest rates charged by financial institutions for comparable loans at the time the loan is made. Interest rates range from 4.25% to 11.00% at December 31, 2018. Principal and interest are paid through payroll deductions or by direct payment from participants.

Payment of Benefits-On termination of service with the Company, including termination due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The Business Unit Participation Statement for a location may allow for payments to be made in installments. Required minimum distributions may also be made in installments.

Plan Administration-The Plan is administered by an Administrative Committee comprised of members who are appointed by the Chief Executive Officer of PCC. PCC has contracted with Fidelity to provide record keeping services with respect to the Plan.

Administrative Expenses-Most legal, audit, custodial, administrative and record-keeping expenses are paid by the Plan. Certain administrative expenses not paid by the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan assesses fees directly to participants to enhance fee transparency. The current participant fee, paid by each account with a balance of $5,000 or greater, is $17, assessed on a quarterly basis. Until February 23, 2018, revenue credits continued to accrue on the Northern Small Cap Value Fund and were returned quarterly to participants who invested in that fund.

2.	SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting-The accompanying financial statements have been prepared on the accrual method of accounting, and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation and Income Recognition-Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates-The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2018 and 2017.

Recently Issued Accounting Standards-In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. Under the amendments in this ASU, new disclosure requirements were added regarding fair value hierarchy Level 3 changes in unrealized gains or losses and regarding the fair value hierarchy Level 3 range and weighted average used to develop significant unobservable inputs. Disclosure requirements were modified regarding Level 3 fair value measurements and net asset value disclosure of estimates of timing of future liquidity events. Disclosure requirements were eliminated regarding transfers between Level 1 and Level 2 of the fair value hierarchy and regarding policies related to valuation processes and the timing of transfers between levels of the fair value hierarchy.

The ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. The Plan is currently evaluating the impact of ASU 2018-13 on the financial statements and related disclosures.

Disclosure of Evaluation of Subsequent Events- In accordance with FASB Accounting Standards Codification (“ASC”) 855, the Company evaluated subsequent events through June 14, 2019, the date these financial statements were issued.

Refer to Note 9 for subsequent events that occurred after December 31, 2018.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Investments classified within Level 3 whose fair value measurements consider several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017:

Mutual Funds-Valued at a readily determinable net asset value (“NAV”) of shares held by the Plan at year end. Investments in this category can be redeemed immediately without notice at the current net asset value per share as published by the Trustee based on the fair value of the underlying assets. In 2018, these funds were open-ended mutual funds that are registered with the Securities and Exchange Commission. They are valued at the daily closing price as reported by the fund which are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds-Collective trusts are valued based on the value of net assets held in the collective trust divided by the number of trust units outstanding, or net asset value per share. Investments in collective trusts are typically valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies and/or their administrators, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with U.S. GAAP for investment companies. Although the majority of the underlying investments are traded on an exchange in active markets and therefore can be valued based on a quoted market price, the values of the collective trusts are not quoted in an active market or published publicly.

Stable Value Collective Trust Fund-A stable value fund is a form of common collective trust fund which is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. A full redemption of the trust within the next year is not probable.

Berkshire Hathaway Class B Unitized Stock Fund- consists of Berkshire common stock shares issued by the Parent of the Plan Sponsor plus a cash component. The fund net asset value is calculated using a quoted active market price of Berkshire stock plus its remaining net assets. The fund is measured at fair value using the net asset value per share as a practical expedient.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s net assets at fair value at December 31, 2018:

	Level 1	Level 2	Level 3	NAV	Total
Mutual funds	$409,398,690	$—	$—	$—	$409,398,690
Common collective trusts	—	—	—	1,170,558,535	1,170,558,535
Berkshire Hathaway Class B Unitized Stock Fund	—	—	—	14,651,778	14,651,778

Total assets at fair value	$409,398,690	$—	$—	$1,185,210,313	$1,594,609,003

The following table sets forth by level, within the fair value hierarchy, the Plan’s net assets at fair value at December 31, 2017:

	Level 1	Level 2	Level 3	NAV	Total
Mutual funds	$538,567,975	$—	$—	$—	$538,567,975
Common collective trusts	—	—	—	1,138,340,865	1,138,340,865
Berkshire Hathaway Common Stock	—	—	—	8,001,858	8,001,858

Total assets at fair value	$538,567,975	$—	$—	$1,146,342,723	$1,684,910,698

Transfers between Levels-The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2018 and 2017, there were no transfers between levels.

4.	PLAN EXPENSES

As provided in the Plan agreement, administrative expenses of the Plan may be paid either by the Plan or by the Company. Loan, redemption and certain other fees are charged to participant accounts. No expenses are paid by the Plan to PCC employees who perform services on behalf of the Plan.

Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account and is returned to participants on an ongoing basis. At December 31, 2018 and December 31, 2017, the Plan held undistributed administrative revenues of $47,590 and $102,749, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated February 2, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; the Plan is currently under audit by the Department of Labor.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in funds managed by Fidelity, or an affiliate thereof. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan also invests in the Berkshire Hathaway Class B Unitized Stock Fund, which qualifies as an exempt party-in-interest transaction. The primary purpose of the fund is to allow participants to invest in common shares of the Plan

Sponsor’s Parent company. As of December 31, 2018 and 2017, the Berkshire Hathaway Class B Unitized Stock Fund consisted of 1,201,235 units and 674,639 units, respectively. These units included 69,660 and 39,562 shares of Berkshire Hathaway class B common stock, respectively, and $428,599 and $159,879 of cash and other net assets held for the purpose of providing liquidity for fund participant redemptions, respectively. During the 2018 Plan year, purchases and redemptions of the fund were $9,621,353 and $2,967,502, respectively. During the 2017 Plan year, purchases and redemptions of the fund were $9,124,313 and $1,122,455, respectively.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

For the 2018 Plan year, the Company remitted several participant contributions totaling $485,217 to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the IRS and pay the excise tax due on the transactions. In addition, participant accounts will be credited with earnings in accordance with DOL guidelines.

9.	VOLUNTARY COMPLIANCE PROGRAM FILING

Due to the discovery of certain operational failures with regard to plan loans, the Company filed an application for a compliance statement from the IRS under the Voluntary Compliance Program on May 8, 2018. The Plan received a favorable compliance statement on May 20, 2019.

******

SUPPLEMENTAL SCHEDULES

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, par on Maturity Value		(d) Cost**	(e) Current Value
*	Fidelity Growth Company Commingled Pool		$—	$332,632,715
	Vanguard Institutional Index Plus Fund Institutional Shares		—	183,920,945
	Vanguard Target Retirement 2020 Trust I		—	147,853,860
	T. Rowe Price Stable Value Common Trust Fund N		—	146,743,803
	Vanguard Target Retirement 2030 Trust I		—	142,211,088
	Invesco Diversified Dividend Fund Class R6		—	80,529,327
	Vanguard Total Bond Market Index Fund Institutional Shares		—	75,856,422
	Vanguard Target Retirement 2040 Trust I		—	73,518,579
	Northern Small Cap Value Trust		—	64,656,046
	Vanguard Target Retirement 2025 Trust I		—	51,743,323
	Vanguard Target Retirement 2050 Trust I		—	50,581,341
	Invesco International Growth Trust		—	45,866,748
	Wells Fargo Small Company Growth Fund – Class R6		—	40,050,405
	Vanguard Target Retirement Income Trust I		—	31,669,621
	Vanguard Target Retirement 2035 Trust I		—	28,301,193
	Vanguard Target Retirement 2045 Trust I		—	21,630,418
	Vanguard Target Retirement 2055 Trust I		—	16,350,304
	Vanguard Total International Stock Index Fund Institutional Shares		—	15,088,699
*	Berkshire Hathaway Class B Unitized Stock Fund	{A}	—	14,651,778
	Vanguard Target Retirement 2015 Trust I		—	10,137,703
*	Fidelity Total Bond Fund Class K6		—	7,840,389
	Vanguard Target Retirement 2060 Trust I		—	6,250,719
	DFA International Small Company Portfolio Institutional Class		—	2,892,455
	DFA International Value Portfolio Institutional Class		—	2,450,192
*	Fidelity Investments Money Market Funds Government Portfolio - Institutional Class		—	769,856
	Vanguard Target Retirement 2065 Trust I		—	411,074
*	Participant loans (maturing 2019–2036 at interest rates of 4.25%–11.00%)		—	54,100,328

	Total Investments			$1,648,709,331

* Represents a party-in-interest

** As all investments holding participant funds are participant directed, cost information has been omitted.

{A} - The Plan allows investment in a fund holding the common stock of the Company’s Parent and a cash component.

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Note Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included X	$—	$485,217	$—	$—

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Anna Armagno
Anna Armagno
Chair of Precision Castparts Corp. 401(k)
Retirement Savings Plan Administrative Committee

Date: June 14, 2019

EXHIBIT INDEX

Exhibit Number	Description	Page
23.1	Consent of Independent Registered Public Accounting Firm	15